Exhibit 99.2

ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDENDS

Luxembourg - March 1, 2018 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared interim dividends, one to be paid in the first quarter and one to be paid in the second quarter of 2018, each in the amount of $0.20 per Common Share of the Company.

The first interim dividend will be paid on March 29, 2018 to holders of record as of the close of business on March 12, 2018. The second interim dividend will be paid on June 30, 2018 to holders of record as of the close of business on June 20, 2018.

The interim dividends were declared in U.S. dollars as the Company will begin reporting its results in U.S. dollars (instead of Euros) effective from the first quarter of 2018.

Luxembourg withholding tax at a rate of 15% will be deducted from each interim dividend, subject to certain exemptions and reductions in certain circumstances.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,441 employees worldwide. For more information please visit our website www.orioncarbons.com.

Contact
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com